Schedule 13G	Page 1 of 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Saga Communications, Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

786598300

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 8

CUSIP No.  786598300

1	NAMES OF REPORTING PERSONS Edward K. Christian Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 965,149
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 965,149
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,149
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.8%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

* The percentage is calculated based upon total outstanding shares of 6,123,529 as of November 6, 2023, as set forth in the Issuer’s Form 10-Q, filed on November 9, 2023.

Schedule 13G	Page 3 of 8

CUSIP No.  786598300

1	NAMES OF REPORTING PERSONS Judith A. Christian IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,541
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,541
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,541
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

* The percentage is calculated based upon total outstanding shares of 6,123,529 as of November 6, 2023, as set forth in the Issuer’s Form 10-Q, filed on November 9, 2023.

Schedule 13G	Page 4 of 8

1	NAMES OF REPORTING PERSONS Michael L. Dallaire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 965,149
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 965,149
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,149
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.8%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

* The percentage is calculated based upon total outstanding shares of 6,123,529 as of November 6, 2023, as set forth in the Issuer’s Form 10-Q, filed on November 9, 2023.

Schedule 13G	Page 5 of 8

1	NAMES OF REPORTING PERSONS Judith A. Christian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,541
	6	SHARED VOTING POWER 965,149
	7	SOLE DISPOSITIVE POWER 3,541
	8	SHARED DISPOSITIVE POWER 965,149
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,690
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.8%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

* The percentage is calculated based upon total outstanding shares of 6,123,529 as of November 6, 2023, as set forth in the Issuer’s Form 10-Q, filed on November 9, 2023.

Schedule 13G	Page 6 of 8

Item 1. (a)	Name of Issuer: Saga Communications, Inc.

Item 1. (b)	Address of Issuer's Principal Executive Offices: 73 Kercheval Avenue Grosse Pointe Farms, Michigan.

Item 2. (a)	Name of Persons Filing:

1)	Edward K. Christian Trust (“Trust”);
2)	Judith A. Christian IRA
3)	Michael L. Dallaire; and
4)	Judith A. Christian. Michael L. Dallaire and Judith A. Christian are both co-trustees of the Trust.

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 500 Woodward Avenue, Suite 4000 Detroit MI 48226.

Item 2. (c)	Citizenship:

The Trust is formed in the state of Florida. Michael L. Dallaire and Judith Christian are each citizens of the United States of America.

Item 2. (d)	Title of Class of Securities: Class A Common Stock

Item 2. (e)	CUSIP Number: 786598300

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Edward K. Christian Trust

/s/ Michael L. Dallaire
Name: Michael L. Dallaire
Title: Co-Trustee

/s/ Judith A. Christian
Name: Judith A. Christian
Title: Co-Trustee

Judith A. Christian IRA

/s/ Judith A. Christian
Name: Judith A. Christian
Title: Account Beneficiary

Michael L. Dallaire

/s/ Michael L. Dallaire

Judith A. Christian

/s/ Judith A. Christian

Schedule 13G	Page 8 of 8

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 14, 2024

Edward K. Christian Trust

/s/ Michael L. Dallaire
Name: Michael L. Dallaire
Title: Co-Trustee

/s/ Judith A. Christian
Name: Judith A. Christian
Title: Co-Trustee

Judith A. Christian IRA

/s/ Judith A. Christian
Name: Judith A. Christian
Title: Account Beneficiary

Michael L. Dallaire

/s/ Michael L. Dallaire

Judith A. Christian

/s/ Judith A. Christian